1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    )

Siliconware Precision Industries Co., Ltd.

Dear Shareholders,

ASE, in its tender offer prospectus and at all other occasions, and in media reports and coverage, has emphasized that it is making purely a “financial investment” in SPIL and will not intervene in the Company’s operations. However, the numerous statements ASE has issued through the media are without doubt an attempt to intervene with SPIL’s business operation. On the one hand, ASE urged shareholders to vote against the agendas in the extraordinary shareholders’ meeting (“EGM”) to obstruct SPIL’s future development. Further, ASE filed a preliminary injunction petition on October 2 to enjoin SPIL from convening the extraordinary shareholders’ meeting on October 15, 2015. SPIL believes ASE’s acts of interference with the Company’s business decisions are clear breaches of integrity and good faith.

ASE has benefitted greatly from the substantial growth in the System-in-Package (“SiP”) market, which is clearly shown in ASE’s Q2 2015 Earnings Release (http:// www.aseglobal.com/en/IR/ir_calendar.asp). However, ASE is against SPIL’s alliance with Hon Hai, the world’s No. 1 electronics manufacturing services provider, to enter into the SiP market, which is exemplary of ASE’s conflict of interest with SPIL.

The Company knows that in facing increased global competition, expansion is the way to meet future challenges. The strategic alliance with Hon Hai is based on mutual trust and mutual benefits, and aimed at creating new growth drivers to maximize SPIL shareholder value. The Company truly believes that only sincere cooperation can create a situation where the whole is greater than the sum of its parts.

Difference between the tender offer and the share exchange

The objective, counterparty, and contribution are clearly different between the ASE’s tender offer and the share exchange with Hon Hai. Please see below for a comparison table:

Item	ASE tender offer	SPIL and Hon Hai share exchange
Different objective	• ASE emphasized that this tender offer is purely a financial investment • Until now, it has not engaged the Company in any discussion on strategic cooperation

•       Based on a strategic alliance to develop new business opportunities for both parties

•       A combination of the two companies’ strengths to develop new markets and jointly achieve long-term benefits and profits

•       ASE has clear conflict of interest as the #1 competitor becomes SPIL’s largest shareholder

•       The Company believes the tender offer does not benefit the Company’s long-term development and even causes obstacles to the Company’s operations

Item	ASE tender offer	SPIL and Hon Hai share exchange

Different counterparty

•       Acquire large quantity of shares from the public through a one-time cash purchase of up to 25% of SPIL’s shares

•       Must take into account capital market fluctuations. And this causes a significant hit on the public float

•       As ASE made an outright purchase of investors’ right to participate in SPIL’s future growth and profits, a premium is required.

•       Agreed upon mutual understandings. Through share exchange of strategic partners to cement mutual benefits and jointly create future growth

•       The exchange ratio is based on valuation methods commonly used in the market, and the most beneficial ratio to SPIL was chosen

•       Date of share exchange is planned on December 1st, 2015. Indicative share price for the exchange will be based on share exchange record date

Different contribution

•       Until now, ASE has not engaged the Company in any discussion on strategic cooperation

•       The Company, however, is facing immediate loss of orders from existing customers

•       ASE’s acquisition of 25% shareholding has caused high uncertainties to the interest of the rest 75% shareholders

•       The Company believes ASE’s shareholding in SPIL has no benefit to SPIL’s business developments

•       SPIL to share Hon Hai’s abundant group resources and develop new products and markets to ensure long-term business and profit growths

•       In the short-term, the Company can immediately share technologies with Hon Hai and enhance manufacturing process to save costs

•       The additional capital reserve of approximately NT$25 billion generated from the share exchange will increase the total equity and can be used for dividend distribution to compensate short-term dilution

Based on the above clarifications, the share exchange with Hon Hai is significantly different in terms of objective, counterparty, and contribution. ASE’s public tender offer and Hon Hai’s share exchange are two incomparable transactions.

Explanation of Increasing Authorized Capital to 5 Billion Shares

1.	The proposed authorized total shares are as follows:

(million shares)	Pro-forma outstanding shares post Hon Hai share exchange	Pro- forma %	Pro-forma outstanding shares post Hon Hai share exchange and full CB conversion	Pro- forma %
Current outstanding shares	3,116.3	78.8%	3,116.3	74.2%
+ New Shares to be issued for share exchange with Hon Hai	840.6	21.2%	840.6	20.0%

Subtotal	3,956.9	100.0%	3,956.9
+ Headroom for full conversion of US$400mm ECB			245.8	5.8%

Subtotal			4,202.7	100.0%
Pro-forma outstanding shares post Hon Hai share exchange and full CB conversion			4,202.7
+ Headroom for potential operational and funding needs			797.3

Proposed authorized shares			5,000.0

2.	Based on the proposed agenda in the EGM, and after accounting the share issuance for the share exchange with Hon Hai and the headroom for full conversion of convertible bonds, SPIL’s headroom between authorized and issued shares will be 797.3 million shares.

3.	Reserving headroom between authorized and issued capital for future operational and funding needs is a common practice for Taiwanese companies. For example, as of June 30th 2015, ASE’s authorized share capital was 10 billion shares, and its headroom between authorized shares and issued shares is 2,105 million shares. SPIL’s headroom between authorized and issued shares is less than half of ASE’s headroom.

4.	The Company will continue to focus on the execution of the strategic alliance with Hon Hai. Within the extent of the amendment to increase authorized shares to 5 billion shares, we will seek shareholder approval for any future share exchange (other than the announced strategic alliance and share exchange with Hon Hai).

Actions to mitigate the short-term dilution from the strategic alliance with Hon Hai

1.	Though the share exchange with Hon Hai may cause short-term dilution, the Company believes the alliance will become the key driver for long-term growth. SPIL expects to realize significant revenues from new markets and products starting in 2017.

2.	With Hon Hai’s track record of business operations, the Company believes it will receive stable dividends from Hon Hai through this share exchange.

3.	Adding the additional capital reserve of approximately NT$25 billion from the share exchange with Hon Hai to the Company’s current capital reserve of approximately NT$15 billion, and along with the Company’s historically healthy cash flow, the Company will recommend in shareholder meetings to adopt a policy that stabilizes annual dividend distribution to ensure dividend payout.

4.	Within the extent of future working capital needs, SPIL will adopt legal and reasonable methods, such as share buyback, to reduce issued capital, etc. to protect shareholders value.

Please see the following 2 pages for further explanation of the resolutions proposed at the EGM on October 15 and vote FOR in support of the Company’s resolutions.

Very truly yours,

Siliconware Precision Industries Co., Ltd.

SPIL

ASE as the largest shareholder – clear conflict of interest

ASE GROUP

SPIL board & founder group
18%
25%
57%
Public shareholders

Largest competitor is the largest shareholder

ASE's objectives ≠ 75% shareholders' objectives

?

25% investment is NOT horizontal consolidation

?

Sacrifices the value for 75% of SPIL's shareholders

ASE will be the ONLY beneficiary

Vote AGAINST: Unhealthy Shareholding Structure; Immediate Order Loss; Conflicts of Interest; Loss of Shareholder Value ASE as the largest shareholder – clear conflict of interest SPIL board & founder group Largest competitor is the largest shareholder 18% 25% 75% ASE’s shareholders’ objectives objectives 25% investment is NOT horizontal consolidation 57% ASE reiterated this is purely a financial investment Public Unsure of ASE’s intention and plan shareholders Will they further acquire the rest 75% stake? At what valuation? Expected immediate order loss due to customers’ concern over concentration ASE has substantial influence over the operations and strategic decisions of SPIL Higher employee turnover due to unhealthy shareholding structure Sacrifices the value for 75% of SPIL’s shareholders ASE will be the ONLY beneficiary

SPIL

More balanced shareholding structure

Pro-forma shareholding

FOXCONN HON HAI 21.2%
SPIL board & founder group 12.6%
ASE GROUP 19.7%
Public shareholders 46.5%

No single shareholder has the power to block important strategic decisions

New opportunities & growth from SPIL + Hon Hai alliance

	Revenue	Profits
SiP Market Opportunities	↑	↑
IC Packaging Partnership	↑	↑
Sharing technologies & processes		↑
Emerging markets growth opportunities	↑	↑
Cost efficiencies and process improvements		↑
Wearables and smartphones	↑	↑
Internet of Things (IoT)	↑	↑

Vote FOR: Balanced Shareholding Structure; Benefit from Expanded Business; Additional Return to Shareholder More balanced New opportunities & growth shareholding structure from SPIL + Hon Hai alliance Pro-forma shareholding Revenue Profits SiP Market Opportunities SPIL board & 12.6% founder group 21.2% IC Packaging Partnership Sharing technologies & processes Emerging markets growth opportunities Public 19.7% shareholders Cost efficiencies and process 46.5% improvements No single shareholder has the power to block Wearables and smartphones important strategic decisions Internet of Things (IoT) Our shareholders, employees and customers will all benefit from the expanded business, further growth and return

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: October 5, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer